Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-204119

May 19, 2016

Eastman Chemical Company

Pricing Term Sheet

€550,000,000 1.50% Notes due 2023

Issuer:	Eastman Chemical Company

Ratings:	Baa2 (stable outlook) /BBB (negative outlook) / BBB (stable outlook) (1)

Pricing Date: Settlement Date: Security Type:	May 19, 2016 T+5 ; May 26, 2016 (2) Senior Unsecured Notes

Offering Format:	SEC Registered

Principal Amount:	€550,000,000

Trade Date:	May 19, 2016

Interest Payment Dates:	Annually on May 26 of each year, beginning May 26, 2017

Maturity Date:	May 26, 2023

Coupon:	1.50%

Price to Public:	99.441%, plus accrued interest, if any, from May 26, 2016

Yield to Maturity:	1.585%

Benchmark Bund:	DBR 1.500% due May 15, 2023

Benchmark Bund Price and Yield:	111.850%; -0.186%

Spread to Benchmark Bund:	+ 177.1 bps

Mid-Swap Yield:	0.235%

Spread to Mid-Swap Yield:	+ 135 bps

Make-Whole Call:	At any time prior to Feb 26, 2023 at + 30 bps

Par Call:	At any time on or after Feb 26, 2023

Change of Control:	Upon the occurrence of a change of control triggering event, we may be required to offer to repurchase all or a portion of the notes at a price equal to 101% of principal plus accrued and unpaid interest to, but excluding, the repurchase date.

Redemption for Tax Reasons:	In the event of certain changes in the tax laws of the United States, we may redeem all, but not part, of the notes at a price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but excluding, the redemption date.

Use of Proceeds:	The Company expects to use the net proceeds to repay or redeem a portion of the $1.0 billion outstanding aggregate principal amount of its 2.4% notes due June 2017, either at or prior to maturity. Any proceeds not used to repay or redeem the notes due June 2017 will be used for general corporate purposes, which may include working capital, capital expenditures, the repayment of other indebtedness outstanding from time to time, and other matters in connection with the implementation of the Company’s strategic initiatives.

CUSIP / ISIN / Common Code:	277432AT7 / XS1405783983 / 140578398

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Listing:	Application will be made to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Barclays Bank PLC J.P. Morgan Securities plc Merrill Lynch International

Senior Co-Managers:	Citigroup Global Markets Limited Mizuho International plc Morgan Stanley & Co. International plc Wells Fargo Securities International Limited

Co-Managers:	Banco Santander, S.A. HSBC Bank plc Mitsubishi UFJ Securities International plc RBC Europe Limited SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc. The Williams Capital Group, L.P.

(1)	A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)	We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling Barclays Bank PLC at 212-528-7581, Merrill Lynch International at 1-800-294-1322 or J.P. Morgan Securities plc collect at 212-834-4533.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on May 19, 2016 relating to its prospectus dated May 13, 2015.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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